Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for July 2026

Hamilton, Bermuda, August 11, 2026

Commercial update:

In July 2026, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$51,200 per day, gross[1], including average daily scrubber benefits of approximately US$2,100 per day. All twelve vessels in our fleet are trading on index-linked time charters in July. The reported earnings for one of our vessels for a specific month is, due to terms under its existing index-linked time charter contract, primarily based on Capesize index rates for the previous month plus a premium. This means that the reported earnings for July for this vessel is primarily based on the Capesize index rates for June plus a premium.

The Baltic 5TC 180 Capesize Index averaged US$35,143 during July 2026.

Cash distribution:

The Board has approved a cash distribution of US$0.22 per share for June 2026. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.22 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on August 27, 2026.

Date of approval: August 10, 2026

Record date: August 21, 2026

Payment date: On or about August 27, 2026.

The following dates apply to shares traded on Euronext:

Last day including right: August 19, 2026

Ex-date: August 20, 2026

[1] Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by fleet operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about August 31, 2026.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: August 20, 2026

Ex-date: August 21, 2026

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
July 31, 2026
Time charter revenues	$18.4
Address commission	$0.6
Operating revenues, gross	$19.0

Fleet operational days	372
Average TCE Earnings, gross	$51,200